CUSTOM CONTRACT
WEFUNDER

This Agreement (the "***Agreement***") constitutes the understanding and agreement between Still Unfit LLC ("The Company") and [INVESTOR NAME] ("***Investor***"), in connection with a certain investment undertaken by Investor regarding the full-length documentary motion picture project tentatively entitled UNFIT TOO: The Hijacking of America for Power and Profit (the "***Picture***"). In consideration of the mutual covenants set forth in this Agreement, Investor and The Company agree to the following terms and conditions:

1. SINGLE PURPOSE ENTITY: The parties understand and acknowledge that The Company consists of a single purpose entity formed in the state of Delaware ("***LLC***") which will own all rights, title, and interest in the Picture notwithstanding the terms herein.

2. INVESTMENT:

   a. Investor hereby agrees to make an investment in the Picture in the amount of not less than One Hundred Dollars ($100.00) ("***Investment***"). By execution of this Agreement, Investor shall provide the Investment to The Company by wire transfer directly to The Company's bank account at Bank of America (wiring instructions to follow) or such other account mutually approved by the parties hereto.

   b. The Company seeks to raise up to Five Hundred Thousand Dollars ($500,000) from an aggregate of **Investors**. The Company shall use its best professional efforts to complete the Picture with a budget of the amount raised by **Investors**, and other means, as may be needed. At its discretion, The Company can raise additional funds as may be needed for outreach, enhancements, or an amended version of the film to be scheduled for release before the midterms.

3. THE PICTURE.

   a. As between Investor and The Company, The Company will be solely responsible for the development, production, distribution, marketing, advertising, sales, and exploitation of the Picture.

   b. It is agreed that Art Horan and Dan Partland will produce and Dan Partland will direct.

   c. <u>Specifications</u>. The Picture, when completed and delivered shall: (i) have a running time of not less than eighty (80) minutes nor more than one hundred twenty minutes (120), provided that The Company may additionally produce shorter broadcast versions of the Picture; (ii) be of first-class technical quality, and the negative, soundtrack and other material of the Picture shall be of first-class quality and condition so that the Picture shall be suitable for exhibition and/or distribution by customary means throughout the world; (iii) be originally recorded primarily in the English language; and (iv) shall be capable of qualifying for a rating from the Motion Picture Association of America ("MPAA") when and if submitted to the MPAA for a rating.

    d. <u>Synopsis</u>: The Picture is best described in the **Synopsis** attached hereto in <u>Exhibit "B"</u>.

4. RIGHTS:

    a. As between Investor and The Company, Investor understands and agrees that The Company shall own all right, title and interest in the Picture, including without limitation the copyright and all derivative rights thereof and all rights thereto.

    b. All decisions about, regarding or otherwise pertaining to the creative and business aspects of the Picture and the operation of the LLC, including the commitments and contracts relative to any of the foregoing, shall be made by the The Company.

    c. Investor acknowledges that The Company has the right, but not the obligation, exercisable in its sole discretion, to appoint one or more sales agents and/or distributors to assist The Company in selling, licensing and/or otherwise exploiting the Picture.

5. PRODUCTION AND BUSINESS MATTERS. All The Company's development and production services shall be performed in accordance with standard industry rules, regulations, and requirements.

6. RECOUPMENT. It is agreed and understood that The Company contemplates initially releasing the film free to the public, without advertising. It is contemplated that the Film will continue to be shown free for some time thereafter, but may seek revenue from advertising or other sources, which revenue shall be included in Gross Receipts. Should the Company decide, in its total and complete discretion, to release the Film on a paying platform, or network platform, any and all streaming revenue received by The Company and/or rights fees received by The Company shall likewise be included in Gross Receipts. Company agrees to repay to Investor the Investment, together with a fifteen percent (15%) premium thereon, solely from Gross Receipts (if any), plus a share of Net Receipts (if any) in accordance with this Paragraph 6. "*Gross Receipts*" as used herein shall mean all non-returnable, non-forfeitable sums

actually received by The Company or any of its affiliated or related parties from any and all distribution, exhibition, and other exploitation of the Picture, any merchandising, publishing, soundtrack and other allied and/or ancillary rights relating thereto, and any other funds received by or credited to The Company or any of its affiliated or related parties from the exploitation of the Picture. Net Receipts are described in subparagraph 6g, below. Gross Receipts of the Picture, if any, shall be allocated in the following order:

a. First, to the payment of those items constituting usual and customary **"Sales and Distribution Costs,"** if any. These are more fully detailed in Exhibit "A" attached hereto (and includes, for example, sales fees, distribution expenses, delivery costs, insurance premiums, copyright costs, and other filing fees).

b. Next, to Investor (and any additional Investors on a pro rata pari passu basis in accordance with their respective Investment) until all Investors have received One Hundred Percent (100%) of the Investment.

c. Next, for the payment of any actual Production Deferments. As used herein, "**Production Deferments**" shall mean arrangements, if any, for the deferral of some or all the costs of goods and/or services in the Production Budget provided by the supplier of such goods and/or services. Additionally, if the actual total costs of the Picture's production exceed the Production Budget and if a portion of The Company fees and reimbursements were deferred, they will be paid hereupon, on a pro rata basis with all other Deferments.

d. Next, to the payment to Investor (and any additional Investors) of a fifteen percent (15%) premium on their investment, on a pro rata basis.

e. Next, to the payment of any verifiable loans and other debt incurred, if any, in connection with the Project, plus reasonable interest thereon.

f. Finally, to Net Receipts. "**Net Receipts**," as used herein, shall mean One Hundred Percent (100%) of all Gross Receipts remaining after the payments of all amounts set forth in subparagraphs 6(a) through (f) above. Net Receipts shall be allocated as follows:

(i)   Up to Fifty Percent (50%) of Net Receipts shall be paid out to all Investors on a pro rata basis determined by the amount of each Investor's Investment ("**Investor's Share**").

(ii)   Simultaneously, the balance of Net Receipts NOT paid to Investors shall be paid to The Company ("**The Company's Share**").

g. The terms of this Paragraph 6 shall be defined and accounted for on a most favored nations basis with all other WeFunder Investors participating in Gross Receipts.

7. PERKS: Please see WEFUNDER PAGE for details.

8. ACCOUNTING/AUDIT: The Company will submit financial reports, and accompanying payments, if any, to Investor within seventy-five (75) days after the end of each quarterly period for the first two (2) years after the initial public commercial exhibition or commercial broadcast of the Picture at the end of each annual period thereafter.

9. RELATIONSHIP OF PARTIES. Parties acknowledge that Investor is not a member of the LLC for any purpose and that The Company will not provide Investor with any documentation in connection with the preparation and filing of its financial statements and tax returns (e.g., IRS Form K-1). The Company however agrees to (i) include Investor in any favorable film cost tax deduction election(s) and (ii) on an annual basis, to provide Investor with relevant tax information to facilitate Investor's tax returns within sixty (60) days of each financial year end.

10. PUBLICITY: Investor agrees that Investor will not release or disseminate any publicity or press release with respect to the Picture without The Company's prior written approval; provided that Investor may issue publicity primarily relating to Investor which incidentally mentions the Picture if such publicity is non-derogatory with respect to The Company, the Picture, directors and/or individuals at The Company, any exhibitor, distributor, Investor, network or sponsor of the Picture, or any advertising agency of any of them. Each party hereto shall keep secret and retain in the strictest confidence and shall not disclose to any third party any of the terms of this Agreement, except as required by law or to enforce its rights hereunder, and either party may disclose the terms of this Agreement to any prospective purchaser of a direct or indirect interest in such party or the assets of such party.

11. ASSIGNMENT: Investor agrees that The Company may assign this Agreement at any time to any person or entity, provided, however, that if this Agreement is assigned to a person or entity other than a bona fide major or mini-major studio or similarly financially responsible distributor or Investor, and such person or entity assumes all of The Company's obligations in writing, The Company shall remain liable to Investor. Investor may not assign this agreement or any of the rights under the Agreement and the duties and obligations of Investor may not be delegated without the prior written consent of The Company.

12. THE COMPANY'S REPRESENTATIONS AND WARRANTIES: The Company hereby represents and warrants that: (i) The Company owns and/or controls, or will own and control, without restriction, all rights in and to the Picture, including all copyrights therein, and in and to all literary, dramatic and musical material contained in the Picture and has or shall obtain all necessary licenses in connection therewith; (ii) it has the right to enter into and fully perform this Agreement and grant all of the rights herein granted to Investor;

(iii) there are not and shall not be any known outstanding claims, liens, encumbrances, or rights or interests of any nature in the Picture or any part thereof, or in any of the literary, cinematic or musical material contained therein or upon which the Picture is or is to be based, which can or will materially impair or interfere with any of the rights herein granted to Investor; (iv) to the best of The Company's knowledge, neither the Picture nor any part thereof will infringe upon or violate the rights of any other party; (v) The Company will use all reasonable good faith efforts to comply with all laws, statutes, ordinances, rules and regulations of each governmental entity having jurisdiction over The Company, the LLC, and/or the production of the Picture; (vi) it shall cause the Picture to be validly and timely registered in the U.S. Copyright Office; (vii) there is no action, suit, or proceeding pending or threatened against The Company or the Picture, before any court or administrative or governmental body; and (viii) The Company agrees to produce the Picture, as set forth herein. In addition, The Company has made available to Investor all information, including financial information, projections, and other information, which is material to Investor in connection with the Investment, and Investor has been afforded the opportunity to obtain such information. Investor has had access to the business and financial experience of Investor's professional advisors who are unaffiliated with The Company. Investor has the capacity to protect its own interests in connection with the Investment and Investor acknowledges and agrees that the Investment is made in exchange for fair and equivalent consideration.

13. INDEMNIFICATION:

   a. The Company shall indemnify and hold harmless Investor and Investor's respective affiliates, successors, licensees or assigns, and the members, managers, officers, directors, employees and agents of all of the foregoing ("***Investor Indemnitees***"), from and against any and all legitimate third party claims, demands, suits, losses, costs, expenses (including without limitation reasonable outside attorneys' fees and court costs), damages or recoveries (including without limitation any amount paid in settlement) suffered, made, incurred or assumed by the Investor Indemnitees by reason of the breach of any warranty, representation or agreement made or entered into herein or hereunder by The Company, or occurring out of The Company's development, production, distribution, promotion, marketing, exhibition or general exploitation of the Picture and all rights therein.

b. Investor shall indemnify and hold harmless The Company and its respective affiliates, successors, licensees or assigns, and the members, managers, officers, directors, employees and agents of all of the foregoing ("*The Company Indemnitees*"), from and against any and all third party claims, demands, suits, losses, costs, expenses (including without limitation reasonable outside attorneys' fees and court costs), damages or recoveries (including without limitation any amount paid in settlement) suffered, made, incurred or assumed by the The Company Indemnitees by reason of the breach of any warranty, representation or agreement made or entered into herein or hereunder by Investor.

14. REMEDIES: In the event of breach of this Agreement by The Company, Investor's remedy shall be limited to an action at law for damages, if any. In no event shall Investor have the right to terminate or rescind this Agreement or in any way to enjoin or interfere with the development, production, marketing, distribution, or exploitation of the Picture.

15. RISK FACTORS: See WEFUNDER PAGE.

16. ARBITRATION: All disputes arising out of this Agreement shall be submitted to arbitration in accordance with the rules of the Independent Film and Television Association before a single arbitrator in Los Angeles, California. The prevailing party shall be entitled to reasonable attorneys' fees and costs. The arbitrator's award shall be final, and judgment may be entered upon it by any court having jurisdiction thereof.

17. NOTICES: All notices under this Agreement shall be in writing addressed to the addresses first set forth above, or at such other address as either party may designate from time to time by written notice to the other. All notices shall be served by facsimile and one of the following: electronic mail, recognized courier services such as Federal Express or DHL, or hand delivery addressed as specified above. The date of receipt by facsimile, electronic mail, or courier shall be the date of service of notice.

18. COMPLETE AGREEMENT: This Agreement is complete and embraces the entire understanding between the parties. All prior understandings in connection with the subject matter herein contained, either oral or written, are null and void unless expressly set forth herein. No alteration, modification, or waiver, in whole or in part, of any provision of this Agreement shall be of any effect unless set forth in writing and signed by both parties hereto. A waiver by either party of any breach or default by the other party shall not be construed as a waiver of the same or any other breach or default by such party.

19. COUNTERPARTS: This Agreement may be signed in counterparts and scanned or facsimile copies shall be deemed originals for all purposes.

20. SEVERABILITY: If any provision of this Agreement shall be held void, voidable, invalid, or inoperative, no other provision of this Agreement shall be consequently affected, and accordingly, the remaining provisions of this Agreement shall remain in full force and effect, as though such void, voidable, invalid, or inoperative provision had not been contained herein.

(Signature page follows)

IN WITNESS WHEREOF, the parties have executed this agreement as of [EFFECTIVE DATE]   .

Investment Amount: _____$[AMOUNT]_____

COMPANY:

Still Unfit LLC
_____

Founder Signature
_____

Name: _[FOUNDER_NAME]_____

Title: _[FOUNDER_TITLE]_____

Read and Approved (For IRA Use Only):

INVESTOR:

_____

Investor Signature
_____

By: _____

Name: _[INVESTOR NAME]_____

Title: _[INVESTOR TITLE]_____

The Investor is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act.

Please indicate Yes or No by checking the appropriate box:

[   ] Accredited

[X] Not Accredited

EXHIBIT "A"

SALES AND DISTRIBUTION COSTS - DETAIL
By inclusion herein, made part of this Agreement, subparagraph 6a

i.   Any actual out-of-pocket sales fees and sales expenses to sell the Picture and other third party distribution fees and expenses (including but not limited to reasonable outside attorney fees) actually incurred and not otherwise recouped by The Company relating directly to the Picture, ongoing third party, out-of-pocket accounting costs and expenses incurred by The Company in connection with the processing of payments to profit participants on the Picture; actual, third party, out-of-pocket costs incurred by The Company pursuant to its collection account management agreement;

ii.   All other costs, expenses and charges actually incurred and paid by the The Company (or any affiliated or related entities) in connection with the delivery or distribution of the Picture or any rights therein, including, but not limited to, actual, out of pocket third party delivery costs and expenses (exclusive of the budgeted delivery costs), actual, out of pocket third party reasonable festival expenses (e.g., publicist, accommodations for The Companys, etc.), actual, out of pocket marketing and advertising expenses, guild royalties, residuals, the gross amount (net of any insurance proceeds in connection therewith) paid for the settlement of any claims or lawsuits, including all expenses, court costs and attorneys' fees in connection with any such claim or litigation; but only to the extent any of the foregoing have not previously been paid or assumed by the Picture's distributor; and

iii.   Third party, out-of-pocket expenses incurred by The Company in connection with the ongoing ownership of the Picture, including but not limited to insurance premiums, the preservation and storage of negatives and master prints of the Picture, and copyrighting of the Picture, and maintenance and filing fees required to maintain The Company or the LLC in good standing; taxes and other fees; and any amounts required to be withheld by law, if any.

SYNOPSIS

UNFIT TOO is a feature-length documentary film being made by the same filmmaking team that made #UNFIT in 2020, and #UNTRUTH in 2022/2024. Much as the film #UNFIT profiled the psychopathology of Trump, and the film #UNTRUTH profiled the psychopathology of Trump**ism,** UNFIT TOO will profile the current predicament facing America: aberrant pathologies and malignant normality have metastasized and threaten the very system of government that has defined America for 250 years. The intent is to create an authoritarian regime, with a wealthy oligarchy through chaos, disinformation, and distraction.

The film's full name is UNFIT TOO: The hijacking of America for Power and Profit.

UNFIT TOO will feature psychologists, sociologists, historians, pundits, in interviews overlaid with clips, animation, music, and effects. It will strive to be informative, entertaining, and accessible. The film will attempt to avoid overt partisanship and judgmentalism, and be user-friendly. It will be a film designed to create and foster introspection and urgency.

#UNFIT (2020) was a critical, viral, and financial success. Tens of thousands of ccomments indicated the film steered a discussion which had material impact and influence at the polls.

The goal is to do the same with UNFIT TOO.

Because many of the streaming platforms have since "bent the knee" to the administration and suppressed #UNTRUTH, the new film will be distributed on a trustworthy platform for free, to be more accessible to all.

It will be 80-90 minutes and be completed in time to ensure a release well before the 2026 midterms.